January 19, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. H. Martin DeFrank
President and Chief Financial Officer
447B Doheny Drive
Beverly Hills, California 90210

Re:	Kings Road Entertainment, Inc.
	Form 10-KSB for the year ended April 30, 2004
	Forms 10-QSB for the quarters ended July 31, 2004, October
31,
2004 and
      January 31, 2005
	Commission file #: 000-14234

Dear Mr. DeFrank:

We have reviewed your December 9, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Quarterly Report on Form 10-QSB for the quarter ended October 31,
2004
Note 2. Litigation

1. We note from your response to prior comment 1 that you have not established an allowance for the receivable based on anticipation of collection in full as advised by your legal counsel. In future filings, please expand your disclosure to discuss legal counsel`s opinion on the likelihood of collection and the reasons you believe recovery of the $48,894 receivable is probable and why you have not established an allowance for the receivable. Your additional disclosure should be similar to your response included in your December 9, 2005 letter.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. H. Martin DeFrank
Kings Road Entertainment, Inc.
January 19, 2006
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